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                              August 31, 2020

       Thomas Mohnen
       Chief Executive Officer
       Pipergy Inc.
       2096 Skull Creek Road
       Four Corners, WY 82715

                                                        Re: Pipergy Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 4,
2020
                                                            File No. 333-240364

       Dear Mr. Mohnen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 4, 2020

       Prospectus Summary
       The Company, page 6

   1. Please revise your prospectus summary to briefly disclose the development stage of your business and the status
of your current operations to date.
       Use of Proceeds, page 17

   2. We note your disclosure(s), at pages 7 and 8, of intended use of proceeds to include the acquisition of "the
building in Newcastle, WY" (also referred to, at page 17, as the
                                                        "Newcastle Building
Acquisition"). Please revise to clarify the nature of this anticipated acquisition. With
respect to the described "reserve funds," please revise to delineate the differences as between
each.
 Thomas Mohnen
Pipergy Inc.
August 31, 2020
Page 2
Status of Service, page 21

3. Given your development stage status and limited operations and assets, please revise to substantiate the basis for your expectation that you will start generating revenue by April
       2021. We note your plan of operations disclosure at page 25 that you estimate 10 months to develop your infrastructure.
Notes Payable     Related Party, page 31

4. We note your disclosure that "Mr. Mohnen sold 27,000 restricted common shares of the
       Company held by him for $25,000 and loaned the proceeds to the Company;" and that
       "[t]he formal notes [sic] payable carries an annual interest rate of 9% and matures on June
       20, 2021." Please file the debt instrument relating to this note payable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-
8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameThomas Mohnen
                                                             Division of
Corporation Finance
Comapany NamePipergy Inc.
                                                             Office of Energy &
Transportation
August 31, 2020 Page 2
cc:       Jody M. Walker
FirstName LastName